


Unparalleled Expertise
in Private Capital



James Haluszczak · 3rd
NuMoola CEO | SteelBridge Managing Partner | Fintech Founder
Pittsburgh, Pennsylvania, United States · Contact info

Penn State University

Experience


Founder & Chairman
numoola
Sep 2017 - Present · 4 yrs 7 mos
Pittsburgh, PA

NuMoola is an educational consumer banking platform that provides a family-focused bank account to parents and their children. Our software enables full family engagement in the financial well-being of a child through child-focused tools for personal savings and goal setting, investing, budgeting and spending, charitat ...see more


Co-Founder & Managing Partner
SteelBridge Laboratories
2016 - Present · 6 yrs 3 mos
Pittsburgh, PA

SteelBridge Labs is an early-stage venture capital technology incubator. The Lab has followed the consulting-based approach to venture capital investing, being born out of SteelBridge Consulting. We use our hands-on experience to identify exceptional software ideas, and we partner with founders and investors to create mutua ...see more


Founder & Managing Partner
SteelBridge Consulting
Oct 2008 - Present · 13 yrs 6 mos

SteelBridge is a boutique fund advisory services firm with expertise in private capital. We are a group of industry veterans who understand how improved processes and technology support effective organizations.   ...see more


Board Member
Pittsburgh Venture Capital Association
Aug 2019 - Present · 2 yrs 8 mos


Investor & Advisory Board Member
Ant Money
Aug 2021 - Present · 8 mos

Show all 15 experiences →

Education


Penn State University
B.S, Economics